Exhibit 2.1

*** Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

MASTER AGREEMENT

By and between

•	STEFANO LODIGIANI, an Italian citizen, born in PIACENZA (PC) on [***], with residence in [***];

•	CLAUDIO MARCASSA, an Italian citizen, born in Varese, on [***], with residence in [***];

•

NOMEC 92 S.R.L., an Italian corporation, with registered office in Venegono Superiore (VA), Via G. Cesare 39, registered in the Companies Register of Varese, C.F./VAT 02047880121, with a capital of Euro 100,000.00, fully paid in, represented in this act by Mr. Enrico Talamona in his capacity as Chairman of the Board of Directors of the company duly authorized by virtue of the minutes of the board of directors of November 18, 1996 and confirmed by virtue of the minutes of the board of directors of March 31, 2003 (hereinafter referred to as “NOMEC”);

•

GREENCUBE S.R.L. an Italian corporation, with registered office in Seren del Grappa (BL), Via Industries 18, registered in the Companies Register of Belluno C.F./VAT 01104760259 with a capital of Euro 10,000.00 of which Euro 2,500.00 paid in, represented in this act by Mr. Michele De Biasi in his capacity as President of the Board of Directors of the company duly authorized by virtue of the by-laws (hereinafter referred to as “GREENCUBE”);

(all the aforementioned, hereinafter also collectively referred to as “Purchasers”);

- of the one part –

AND

[***] - Confidential portions of this document denoted by [***] have been redacted and filed separately with the Securities and Exchange Commission.

•

ORANGE 21 INC., a Delaware corporation, with a registered office in Delaware at The Corporation Trust Company, 1209 Orange Street, Wilmington, County of New Castle, State of Delaware, 19801, represented in this act by Mr. Angus Stone Douglass, in his capacity as the CEO of the company duly authorized by virtue of board of directors resolution of December 15, 2010 (hereinafter referred to as “O21”);

- on the other part –

(all the aforementioned, hereinafter also individually referred to as the “Party” and collectively as the “Parties”)

AND

•

ORANGE 21 EUROPE S.R.L. an Italian corporation, with registered office in Galliate Lombardo (VA), Via Vajone, 2 , registered in the Companies Register of Varese, C.F./VAT 02670300124 , with a capital of Euro 10,330.00 , fully paid in, represented in this act by Mr. Stone Douglass in his capacity as Sole Director of the company duly authorized by virtue of the shareholders’ meeting resolution of December 16, 2010 (hereinafter referred to as “O21 Europe”) for the only purpose of the direct undertaking of its obligations provide hereunder.

RECITALS

I)	Whereas O21 owns a quota having a par value of Euro 500,000.00, representing the entire capital of LEM;

II)	Whereas LEM is an Italian company manufacturing sport eye glasses and goggles, with registered office in Galliate Lombardo (VA), Via Vajone 2, Italy, registered in the Companies’ Register of Varese (VA), C.F./VAT 01470470129, (hereinafter also referred to as “LEM”)

III)	Whereas O21 wishes to assign and sell a quota of its stock in LEM having a par value of Euro 450,000.00 and representing 90% of LEM’s capital (hereinafter referred to as “Quota”) to Stefano Lodigiani, Claudio Marcassa, NOMEC and GREENCUBE;

IV)	Whereas Stefano Lodigiani and Claudio Marcassa are employees of LEM and together with NOMEC and GREENCUBE are interested in purchasing the Quota;

V)	Whereas Orange 21 Europe is an Italian company engaged in the marketing of eye glasses and apparel, with company capital of Euro 10,330.00 fully paid in and entirely owned by O21;

VI)	Whereas Orange 21 North America Inc. (hereinafter referred to as “O21NA”) is a California Corporation, entirely owned by O21, distributing sport eye glasses and goggles, with registered offices at 2070 Las Palmas Drive, Carlsbad, CA 92011 (USA).

NOW, THEREFORE, by and between the Parties, it is hereby understood and agreed as follows.

Article 1

Recital and Annexes

The foregoing Recitals and the Annexes attached to this Agreement shall form an integral part hereof.

Article 2

Undertaking to sell and purchase 90% stock in LEM

2.1	O21 undertakes to assign, sell and transfer to Stefano Lodigiani, Claudio Marcassa, NOMEC and GREENCUBE the Quota at the terms and conditions set forth herein and according to the following percentage:

(i)	STEFANO LODIGIANI undertakes to purchase a quota having a par value of Euro 125000.00 representing 25% of LEM’s capital;

(ii)	CLAUDIO MARCASSA undertakes to purchase a quota having a par value of Euro 125,000.00 representing 25% of LEM’s capital;

(iii)	NOMEC 92 S.R.L. undertakes to purchase a quota having a par value of Euro 150,000.00 representing 30% of LEM’s capital;

(iv)	GREENCUBE S.R.L. undertakes to purchase a quota having a par value of Euro 50,000.00 representing 10% of LEM’s capital.

2.2	The signing of a final agreement for the transfer of the Quota shall be made on a date to be agreed upon by the Parties which shall be comprised between December 13 and December 17, 2010 (hereinafter referred to as the “Closing Date”).

2.3	At Closing Date the following shall take place:

(i)	The Parties shall execute the final agreement in the form of a notarized private deed (hereinafter referred to as the “Quota Purchase Agreement”) before the notary public, Prof. Giuseppe Rescio, with office in Milan, Corso Italia, 8. The Quota Purchase Agreement shall be effective as of the 24:00 hours of December 31, 2010 (hereinafter referred to as the “Closing Effective Date”). The relative expenses and taxes shall be borne by the Purchasers;

(ii)	The Purchasers shall pay to O21, as compensation for the assignment of the Quota as per article 2.1 above, the total amount of Euro 15,000.00 by wire transfer to be effected by December 31, 2010, to a bank account that O21 shall indicate.

(iii)	O21 shall cause the resignation of Mr. Angus Stone Douglass as LEM’s sole director with effect as of the Closing Effective Date and shall deliver to the Purchasers the corresponding resignation letter.

2.4	O21 shall use its best efforts to cause that at the LEM’s general meeting to be held on January 3, 2011, LEM’s current statutory auditors resign and the accounting control appointment entrusted to KPMG by virtue of the shareholders’ meeting resolution dated April 29, 2008 is terminated.

2.5	Following the Closing Date, O21 shall convene a general meeting of LEM on January 3, 2011 for the replacement of LEM’s sole director with a board of directors and for the replacement of the statutory auditors (with the assignment to the latter of the accounting control) as well as for the termination of the appointment of KPMG as LEM’s accounting auditors. The Purchasers shall ensure that the new directors and auditors attend the general meeting in person and accept their appointment on that occasion. Moreover, at said general meeting, the Purchasers shall approve and/or ratify the whole conduct of LEM’s sole director and, if so requested, of the statutory auditors and shall undertake not to file actions against the sole director and to vote against any such action that should be brought against the sole director, holding him safe and harmless from any claims based on facts concerning or ensuing from the fulfillment of his functions.

Art. 3

O21’s Representations and Warranties

3.1	O21 represents and warrants that at both the Closing Date and the Closing Effective Date:

(i)	O21 will have the unrestricted right, power and authority to sell, assign, transfer and deliver the Quota, in accordance with the terms and conditions hereof; upon said sale and delivery the Purchasers shall acquire good title of ownership on and to the Quota;

(ii)	all corporate and other initiatives to be taken by and on behalf of O21 to be authorized to enter into the Quota Purchase Agreement will have been duly and effectively performed;

(iii)	there will be no encumbrance on, over or affecting the Quota or any agreement, arrangement or obligation to create any such encumbrance.

3.2	O21’s representations and warranties contained in this article 3 replace any other representation and warranty however previously rendered and constitute all the representations and warranties rendered by O21 in relation to the purchase and sale of the Quota.

Article 4

Restrictions on Capital Increase and on Transfer of stock in LEM

4.1	The Parties agree that for a period of two years following the Closing Effective Date, any increase in the company capital of LEM shall require the consent of O21, which shall not be unreasonably withheld.

4.2	The Parties shall not transfer, directly or indirectly, their quotas for a period of two years as of Closing Effective Date. To this aim the Parties, in particular, shall refrain from:

(i)	transferring their quotas, in full or in part, and/or any pre-emption rights in case of a company capital increase and, additionally, shall refrain from any transaction that may cause, directly or indirectly, a change in LEM’s corporate ownership;

(ii)	entering into preliminary agreements with, or transferring or assigning pre-emption or other rights for the acquisition of their quotas to, third parties;

(iii)	any transaction that may, directly or indirectly, transfer voting rights to third parties and in any event the Parties shall not pledge, nor grant a life tenancy (“usufrutto”) on their quotas and shall keep their quotas free from any claims, liens, charges, encumbrances and equities as well as from any other rights exercisable by third parties which may restrict their stockholders rights.

4.3	For the purpose of this clause the term “transfer” shall comprise any kind of transaction, including gratuitous transfers (e.g.: sale, assignment, gift, barter, contribution in capital, merger, spin-off or liquidation, life tenancy etc.), by which third parties acquire, directly or indirectly, the ownership, the naked property, the voting or the pre-emptive rights.

4.4	In the event of a purchase of any stock in LEM by third parties, duly authorized by O21, the Purchasers shall cause such third parties to agree to the contents hereof. Such agreement shall be finalized by a side letter signed, and a copy of this agreement duly initialed, by such third parties.

4.5	Any violation the Purchasers of the restriction on capital increase and/or on the transfer of quota provided for in this article 4, shall be a cause for immediate termination of O21’s and its subsidiaries’ obligation to make the Minimum Purchases, as stated in Article 7 below, and of the guarantees undertaken by Orange 21 Europe as per articles 11.2 and 11.3 below.

4.6	It is understood and agreed that O21 shall be bound to comply with the obligation provided in article 7 above even in case O21 transfers its quota in LEM to third parties before the end of the two-year period as of Closing Effective Date.

Article 5

Release of O21 from Debt Guarantee

5.1	The Parties acknowledge that O21 has issued a patronage letter on October 10, 2007 for LEM’s debts with Intesa San Paolo (previously named San Paolo IMI). The Purchasers represent and warrant to have secured the full release of O21 from Intesa San Paolo of any and all liability connected thereto and delivered to O21 a release letter issued by Intesa San Paolo. In any event, the Purchasers hereby undertake to indemnify and hold O21 safe and harmless from any and all claim, demand, action, damage, cost, expense and or liability in connection with such patronage letter.

Article 6

O21 V.A.T. Credit

The Parties acknowledge that O21 is currently owed approximately US$ 66,000.00 for value added taxes paid. LEM shall use its best effort, at its own expenses, to cause whatever necessary and appropriate to facilitate the return to O21 of the above mentioned VAT credit, including to having a bank guarantee issued and making the appropriate filings with the relevant Italian Tax Authorities.

Article 7

Minimum Purchase of Goods-Services

7.1	The Parties agree that for a period of two years as of Closing Effective Date, LEM shall not materially alter its business model or the goods and services it sells.

7.2	O21 undertakes to purchase, directly or through its subsidiaries, from LEM , the following minimum amount of goods and/or services in the calendar years 2011 and 2012:

•	€ 3,717,617.00 for the 12-month period beginning January 1, 2011;

•	€ 1,858,808.00 for the 12-month period beginning January 1, 2012;

(hereinafter, “Minimum Purchases”).It is understood that the Minimum Purchases will be determined with reference to goods and services produced and rendered up to date and included in the price list attached hereto as Annex 1 by LEM. Moreover, orders of goods and services made by O21 and/or it subsidiaries, and unreasonably refused by LEM or cancelled by O21 and/or its subsidiaries owing to LEM’s liability, shall be accounted for to the purposes of satisfying the Minimum Purchases requirement.

7.3	Annual orders will be spread as evenly as possible over the year, with plus or minus 10% per quarter and 30% per month being permissible. The particular goods or services purchased shall be determined by O21 and/or its subsidiaries and could include all of the brands of O21. The Parties shall cause LEM to sell such goods and services at its current prices or less, if possible, LEM’s current price list is attached hereto as Annex 1.

7.4	Any purchase made by O21, directly or through its subsidiaries, in excess of the Minimum Purchases for the year 2011 will not be credited to the Minimum Purchases for the year 2012.

7.5	In the event that annual purchase orders by O21, directly or through its subsidiaries, do not meet the Minimum Purchases, O21 shall pay LEM an amount equal to Euro 0,37 for each Euro of goods and/or services non purchased by O21 and/or by its subsidiaries during the aforementioned periods as liquidated damages.

7.6	O21 Europe shall purchase from LEM the parts previously purchased by the latter to satisfy O21NA’s purchase orders later cancelled at the price of €143,146.00 net of

VAT. The price shall be payable by O21 Europe at 180 days after invoice date, which shall be issued by LEM by the end of January 2011.. LEM shall retain possession of such parts on consignment and use them for the production of goods ordered by O21 and/or its subsidiaries. LEM shall issue monthly reports indicating the parts used by LEM to carry out purchase orders made by O21 and/or its subsidiaries. O21 Europe shall invoice LEM such parts at cost every month on the basis of LEM’s monthly reports. LEM shall also deliver to O21 Europe and O21NA weekly reports listing the remaining balance of such parts. The Minimum Purchases commitments are net of the above amount.

7.7	The Parties agree and shall cause that:

(i)	for a period of [***] as of Closing Effective Date the terms of payment of each invoice issued by LEM to O21 and/or to its subsidiaries will be as follows:

•	[***] of the amount invoiced will be paid [***];

•	[***] of the amount invoiced will be paid [***].

(ii)	As of [***], the terms of payment will be as follows:

•	[***] of the amount invoiced will be paid [***];

•	[***] of the amount invoiced will be paid [***].

(iii)	LEM accept and respect O21’s and its subsidiaries’ “Order Fill Rate” and “On-Time Shipment” requirements attached hereto as Annex 2.

7.8	The Parties shall cause LEM to grant O21 a minimum guaranteed monthly credit of 0,7% as warranty refund for defective products; such credit shall be discounted by each monthly invoice issued by LEM to O21 and/or any of its subsidiaries for goods and/or services purchased in the previous month. In any event, O21’s shall have the right to claim further damage or the free replacement of goods, in case the monthly amount of defective goods delivered by LEM to O21 and/or its subsidiaries overcomes the above warranty refund ratio by 5% for 3 consecutive months.

[***] - Confidential portions of this document denoted by [***] have been redacted and filed separately with the Securities and Exchange Commission.

Article 8

Property of O21 in LEM’s Possession/Right of First Refusal

8.1	LEM is in possession of certain molds and tooling listed in Annex 3, that belong to O21 and its subsidiaries. LEM shall retain possession of those molds and tooling but shall not have the right to use them nor to grant the use of them to any third parties, without the prior written consent of O21. Moreover, the Parties shall cause LEM to provide quarterly inventory listings of such molds and tooling to O21.

8.2	LEM shall return any or all of those molds and tooling to O21 on 60 days written notice to LEM by O21.

8.3	In case O21 decides to sell those molds and tooling, LEM shall have the right of first refusal at fair market value.

Article 9

Financial Reporting

9.1	The Parties shall cause LEM to provide monthly financial reports to O21 for as long as O21 owns stock in LEM. Each reports shall include profit and loss and balance sheet. The Parties shall also cause that at the end of each year LEM provide O21 with the yearly financial statements including profit and loss, balance sheet, as well as a cash flow statement and the physical inventory statement. Such reports shall be drafted according to Italian GAAP.

9.2	The Parties shall cause LEM to provide O21 with all information and documents prepared according to U.S. GAAP referring to the last quarter of 2010, including the third and the fourth quarter reviews by KPMG, within current timeframes and guidelines provided for quarterly reviews.

Article 10

Employment relationships

10.1

The Parties shall cause LEM to employ Valeria Gariboldi, Controller, at least through the date of O21’s 10K filing, due by and no later than March 30, 2011 for the fiscal year of 2010 (hereinafter referred to as, “10K Filing date”). Should Valeria Gariboldi cease employment with LEM, for any reason, with effect before the 10K Filing Date, the Purchasers shall cause LEM to ensure, at its own expenses, the completion of the LEM information registered by O21 in order to complete its 10K by 10K Filing Date.

10.2	The Parties acknowledge and agree that the continued employment of Stefano Lodigiani and Claudio Marcassa is critical to the success of LEM and the relationship between O21 and LEM. Consequently, the Parties shall cause LEM to employ Marcassa and Lodigiani as full-time employees of LEM for not less than two years as of Closing Effective Date. In case, either or both Stefano Lodigiani and/or Claudio Marcassa cease full-time employment With LEM, for any reason, prior to two years as of Closing Date, O21’s and its subsidiaries’ obligation to make the Minimum Purchases, as stated in Article 7 above, and the corporate guarantee undertaken by Orange 21 Europe as per articles 11.2 and 11.3 below, shall terminate immediately.

Article 11

LEM Credit/Remedies/O21 Europe joint liability

11.1	O21, also on behalf of its subsidiaries, agrees and warrants that during the period comprised between Closing Effective Date and January 1, 2013 the aggregate amount of [***].

11.2	O21 and its subsidiaries, and in particular O21 Europe which up to date has commercialized O21’s products manufactured by LEM in Europe, are interested to maintain a commercial relationship with LEM within the next two years and so respect what provided in articles 7 and 11 of the present Agreement. For this reason, in case of any breach of the obligation provided in art. 11.1. above, for 30 consecutive days within the period comprised between January 1, 2011 and December 31, 2012, O21 Europe undertakes to [***], within 15 days after LEM has given written notice of such breach at the same time to both O21 Inc. and O21 Europe and such breach has not been cured within such period of 15 days. It is understood and agreed that the obligation here undertaken by O21 Europe shall be valid and enforceable exclusively under the aforementioned specific conditions and timeframe. As for the above O21 Europe and O21 have a several and joint obligation towards LEM.

[***] - Confidential portions of this document denoted by [***] have been redacted and filed separately with the Securities and Exchange Commission.

11.3	O21 Europe also undertakes to [***] concerning Minimum Purchases become due before December 31, 2012, if such [***] have not been paid within 15 days as of January 31, 2013 after LEM has given written notice of payment at the same time to both O21 Inc. and O21 Europe and such payment has not been effected within such period of 15 days.

11.4	The execution, delivery and performance of the obligations undertaken by O21 Europe under article 11 have been and remain duly authorized by all necessary corporate action and do not contravene any provision of law of O21 Europe constitutional documents or any contractual restriction binding on O21 Europe or its assets.

11.5	All consents, authorizations and approvals of, and registrations and declarations for the due execution, delivery and performance of the obligations undertaken by O21 Europe under article 11 have been obtained by O21 Europe and remain in full force and effect and all conditions thereof have been duly complied with, and no other action nor notice or filing is required.

11.6	In no event a violation of any obligation provided hereunder shall be a cause for termination of the Quota Purchase Agreement.

Article 12

Confidentiality

The contents of this Agreement shall be deemed strictly confidential. The Parties consequently agree not to reveal, disclose to any third party or disseminate, by any means whatsoever, the contents hereof, save for the information becoming public upon Closing Date or by requirement of law or without any of the Parties’ breach of this confidentiality obligation. Each of the Parties further undertakes and agrees not to reveal, disclose to any third party or disseminate any confidential information that has been obtained from the other Party in relation to this Agreement. It is acknowledged that O21 it is authorized to make any public disclosure due to its position as a public company.

[***] - Confidential portions of this document denoted by [***] have been redacted and filed separately with the Securities and Exchange Commission.

Article 13

Miscellanea

13.1	Entire Agreement. This Agreement, including the Annexes hereto, sets forth the entire and sole understanding of the parties with respect to the subject matter thereof and supersedes all prior understandings, transactions and communications whether written or oral. No provision of this Agreement may be amended, waived, terminated or modified, except in writing and signed by all Parties by their duly authorised representatives.

13.2	Communications. Any notice or other communication permitted or required under this Agreement shall be in writing and addressed to the Parties at their respective addresses specified above or to such other address as the Parties to whom notice is to be given may have provided to the other Parties in accordance with this article.

13.3	No waiver of rights. Failure by any Party to promptly enforce its rights or remedies hereunder shall not constitute a waiver of such rights and/or remedies, and any waiver granted by any Party shall not be deemed a waiver of any other breach of the same or similar nature hereunder.

13.4	Governing Law and Jurisdiction. This Agreement shall be governed by and construed in accordance with the laws of Italy. For any and all controversy arising out of or in connection with the performance, construction, interpretation and/or earlier termination of this Agreement, the Parties hereto consent to the exclusive jurisdiction of the Courts of Milan.

13.5	Language. The Parties undersign this Agreement also in Italian language. In case of discrepancy, the Italian version of the Agreement shall prevail .

13.6	Taxes. Each of the Parties shall be fully responsible for any tax consequences to themselves that might result from the agreements and arrangements stated herein.

ANNEXES:

1. LEM’s price list;

2. O21’s “Order Fill Rate” and “On-Time Shipment”;

3. List of molds and tooling belonging to O21.

ACKNOWLEDGED AND AGREED:

Orange 21, Inc.

By:	/s/ Angus Stone Douglass	/s/ Stefano Lodigiani
	Mr. Angus Stone Douglass	Mr. Stefano Lodigiani, as an individual
Its: Chief Executive Officer

Orange 21 Europe S.r.l.

NOMEC 92 S.R.L.

By:	/s/ Angus Stone Douglass
	Mr. Angus Stone Douglass	By:	/s/ Enrico Talamona
	Its: Sole Director		Mr. Enrico Talamona
Its: Chairman of the Board of Directors

/s/ Claudio Marcassa		GREENCUBE S.R.L.
Mr. Claudio Marcassa, as an individual		By:	/s/ Michele De Biasi
Mr. Michele De Biasi
Its: Chairman of the Board of Director

This Agreement is also signed by LEM S.r.l. which hereby undertakes its obligations and acquires its rights hereunder.

LEM S.r.l.

/s/ Angus Stone Douglass
By: Mr. Angus Stone Douglass
Its: Sole Director